SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

Embratel Participações
Earnings Release
Second Quarter 2004 Results1

Rio de Janeiro, Brazil – July 21, 2004

Embratel Participações S.A.
(Embratel Participações or the “Company” or “Embrapar”)
NYSE: EMT; BOVESPA: EBTP3, EBTP4

The Company holds 98.8 percent of
Empresa Brasileira de Telecomunicações S.A.
(“Embratel”).

1 All financial figures are in Reais and based on consolidated financial in “Brazilian Corporate Law”

Y-o-Y REVENUE GROWS 8.5%
Local Revenues grow 13.5% sequentially

Highlights

  Net revenue was R$1.8 billion in the second quarter of 2004, increasing 8.5 percent compared to the second quarter of 2003. Compared to the first quarter of 2004, revenues declined 4.5 percent. Year-to-date total revenues were R$3.7 billion.

  Local revenues represented 8.6 percent of total net revenues in the second quarter of 2004. Quarter-over-quarter, local services revenue rose 13.5 percent.

  EBITDA in the second quarter of 2004 was R$347 million. EBITDA was impacted by the revenue decline as well as by non-recurring items (see below for a detailed discussion).

  Net loss in the second quarter of 2004 was R$64 million. Bottom line was also impacted by the devaluation of the currency on our non-hedged foreign currency debt and by non-recurring items.

  Total debt remained flat at R$4.1 billion reflecting the devaluation of the currency despite some debt repayment.

  Total capital expenditures in the second quarter of 2004 were R$191 million.

  The administrative process on the withholding tax on outbound remittances is practically terminated with a favorable outcome to Embratel (see Other Information below).

Exhibit 1				% Var	% Var
R$ million	2Q03	1Q04	2Q04	YoY	QoQ	1H03	1H04	% Var

Net revenues	1.665,7	1.892,7	1.806,8	8,5%	-4,5%	3.374,4	3.699,5	9,6%

EBITDA	391,2	448,4	347,3	-11,2%	-22,5%	781,8	795,7	1,8%
Ebitda Margin	23,5%	23,7%	19,2%	-4,3 pp	-4,5 pp	23,2%	21,5%	-1,7 pp

Operating income (EBIT)	103,9	155,4	57,8	-44,3%	-62,8%	202,9	213,2	5,1%
Net income/(loss)	128,4	4,6	(64,2)	nm	nm	139,0	(59,6)	nm

Note: Throughout this document, the second quarter 2003 income statement was restated to reflect the reclassification of certain expenses related to financial transactions such as taxes (PIS/Cofins on financial income and CPMF) and expenses such as bank expenses and letters of credit costs below the operating line under the financial expense account. This reclassification occurred in the third quarter of 2003. Previously, these expenses were classified either as third party or as taxes both under G&A expenses.

Voice Services

Exhibit 2				% Var	% Var
R$ million	2Q03	1Q04	2Q04	YoY	QoQ	1H03	1H04	% Var

Net voice revenues	1.150,4	1.287,4	1.165,7	1,3%	-9,5%	2.331,4	2.453,2	5,2%
Domestic long distance	935,9	1.084,4	978,0	4,5%	-9,8%	1.890,6	2.062,5	9,1%
International long distance	214,6	203,0	187,7	-12,5%	-7,5%	440,8	390,7	-11,4%

Domestic Long Distance

Year-over-year growth of 4.5%

Domestic long distance revenue was R$978 million representing a 4.5 percent increase when compared to the second quarter of 2003. The year-over-year DLD revenue growth is explained by the ability to participate in the SMP long distance market and to the substitution for advanced voice which are under term contracts.

Compared to the first quarter of 2004, domestic long distance revenues declined 9.8 percent. Competition and the introduction of new anti-fraud practices resulted in loss of basic voice traffic in the consumer segment. Another factor which contributed to a lower domestic long distance revenue was the fact that the mobile industry is having difficulty billing clients and Embratel is being affected.

The company continues to replace basic voice revenues with advanced services and has continued to grow the number of 0800 and VipPhone clients. The number of VipPhone clients increased 10 percent quarter-over-quarter and more than 30 percent since June 2003.

Year-to-date domestic long distance revenues were R$2.1 billion representing an increase of 9.1 percent when compared to the first half of 2003. The increase in revenues is attributed to the entry into the SMP market and tariff increases.

International Long Distance

International long distance revenue was R$188 million in the second quarter of 2004 compared to R$215 million in the second quarter of 2003 and R$203 million in the first quarter of 2004. Competition (from legal and illegal providers), and less SMP revenues (see above) were the main causes for the decline in the second quarter of 2004.

International revenues accumulated in 2004 were R$391 million compared to R$441 million in the first-half of 2003.

Data Communications

Exhibit 7				% Var	% Var
R$ million	2Q03	1Q04	2Q04	YoY	QoQ	1H03	1H04	% Var

Net data communications	438,1	415,0	431,9	-1,4%	4,1%	893,3	847,0	-5,2%

Quarter-over-quarter growth of 4.1%

Embratel's data communications revenues were R$432 million in the second quarter of 2004 compared to R$438 million in the second quarter of 2003 and R$415 million in first quarter of 2004. The quarter-over-quarter 4.1 percent growth in data revenues resulted from the higher wholesale revenues as well as to a short-term contract.

In the first six months of 2004, data revenues reached R$847 million compared to R$893 in the prior year period. The decline is mainly explained by price reductions and the termination of the contract with UOL, an Internet service provider, in the first quarter of 2003 and the general downturn of the Internet provider market.

During the second quarter of 2004, Embratel’s free Internet service provider, Click21™ launched its new portal with exclusive content and a modern look & feel. It continued to grow in usage hours and, less than a year after launch, it has passed the mark of 900,000 subscriptions. With the success of Click21, Embratel is rapidly building an important relationship tool, a high quality franchise and user base which will be leveraged for Embratel’s broadband initiatives.

Local Revenue

Exhibit 10				% Var	% Var
R$ million	2Q03	1Q04	2Q04	YoY	QoQ	1H03	1H04	% Var

Local Services	14,6	136,5	154,9	962,3%	13,5%	24,5	291,3	1090,5%

Embratel ended the second quarter of 2004 with local revenues of R$155 million reflecting a substantial growth since a full blown commercial launch of the service in the second quarter of 2003 and a 13.5 percent increase relative to the prior 2004 quarter. This quarter-over-quarter revenue growth derives not only from the growth in the sale of Viplines but also from inbound interconnection revenues.

Year-to-date, local service revenues were R$291 million, compared to R$25 million in the prior year period.

Embratel’s local services continues to present a healthy growth. Quarter–over-quarter, the number of Vipline clients rose 57.7 percent and the capacity made available to these clients has increased 51.1 percent in the second quarter of 2004. The service is being very successful with medium size companies.

Livre™, Vésper’s first service launch with Embratel continues to have wide acceptance. Vésper’s client base has continued to grow. Vésper is currently launching “Livre 2 em 1”. This product allows the customer to have two telephone lines in the same telephone equipment. The service allows the use of the same phone in multiple locations – such as at home and at work, for example.

Sale of ADSL services over Embratel’s own networks is now available in selected areas of Porto Alegre and Rio de Janeiro. These services are being provided to small businesses and the high-end residential market.

EBITDA

Exhibit 13				% Var	% Var
R$ million	2Q03	1Q04	2Q04	YoY	QoQ	1H03	1H04	% Var

Net revenues	1.665,7	1.892,7	1.806,8	8,5%	-4,5%	3.374,4	3.699,5	9,6%

Costs and Expenses
Interconnection & facilities	(749,3)	(842,8)	(848,1)	13,2%	0,6%	(1.538,2)	(1.690,9)	9,9%
Other cost of service	(123,1)	(160,8)	(178,4)	44,9%	11,0%	(245,5)	(339,2)	38,2%
Selling expenses	(191,9)	(216,2)	(214,9)	12,0%	-0,6%	(398,1)	(431,0)	8,3%
G&A expenses	(216,2)	(238,5)	(315,0)	45,7%	32,0%	(420,4)	(553,5)	31,7%
Other operating income/(expense)	6,1	14,0	96,8	1494,9%	590,1%	9,6	110,9	1049,8%

EBITDA	391,2	448,4	347,3	-11,2%	-22,5%	781,8	795,7	1,8%
Ebitda Margin	23,5%	23,7%	19,2%	-4,3 pp	-4,5 pp	23,2%	21,5%	-1,7 pp

Impacted by several non-recurring items

In the second quarter of 2004, EBITDA was R$347 million compared to R$391 million in the second quarter of 2003 and R$448 million in the first quarter of 2004. EBITDA margin was 19.2 percent in the second quarter of 2004. EBITDA margin was impacted by higher interconnection costs and non-recurring payments and income.

Interconnection

Interconnection costs, as a percentage of net revenues, rose to 46.9 percent in the second quarter of 2004. The quarter-over-quarter increase in interconnection costs is related to several factors including: the increase in mobile interconnection in mid February – an average of 7.9 percent – which affected the cost of SMP traffic as well as Vésper’s local VC1 traffic cost and higher settlement which offset the decline in interconnection due to lost traffic. The increase in telco ratio was also impacted by the fact that some mobile interconnection payments relate to the unbilled SMP revenues (see above).

Note that due to the implementation of new systems which have enabled us to have a better visibility of the behavior of certain components of our interconnection costs, some timing adjustments, with no cash impact, were made to the interconnection cost in the second quarter. As a result, interconnection was understated in the first quarter of 2004 and overstated in the second quarter of 2004. Thus, the year-to-date telco ratio of 45.7 percent is a better indicator of the telco run rate.

In Cost of Services, the “Other” category includes the costs of handsets sold by Vésper. Embratel did not have this cost in 2003 and in the first quarter of 2004 the cost of handsets was classified under SG&A. In the second quarter of 2004, Embratel not only reclassified the handset cost relative to the first quarter of 2004 in the “Other Cost of Services” line, and but added the handset cost relative to the second quarter cost 2004 per se.

SG&A

SG&A, excluding personnel, remained flat quarter-over-quarter. Third party expenses rose slightly and provision for doubtful accounts was flat as a percentage of net revenue. Personnel expenses were increased by a non-recurring R$92 million cash expense related to the execution of “The Plan for Retention of Executives and Strategic Persons” which was triggered by the expected change of control.

Other operating income

EBITDA in the second quarter of 2004 benefited from several non-recurring reversals. Embratel credited R$66 million (non-cash) due to the reversal of a provision which was constituted in the second half of 2003 and was intended to accommodate the risk that the interconnection tariff adjustment would be based on IGP-DI index instead of the of the IPCA as established by the courts’ stay. Embratel also recovered a credit of R$38 million related to the excess payment of FUST. Based on an Anatel decision Embratel was granted the prerogative of making its contribution to FUST net of the interconnection payments. Based on this decision, Embratel recovered the payments made in excess to FUST as well as the corresponding interest for the period (included in financial income – see below) the excess funds were retained by Anatel.

Non-Recurring Items	Value	Impact on	Cash or	Line Item
	R$ Million	EBITDA	Non-Cash

Payment of Retention Plan	92	Reduction	Cash	Personnel Expenses
Reversion of Provision of Interconnection Costs	66	Increase	Non-Cash	Other Operating Income
Recovery of FUST1 Taxes	38	Increase	Tax Credit	Other Operating Income

Net Impact - Operating Items	12	Increase

1 FUST - Fund for Universalization of Telecommunication Services.

EBITDA accumulated in the first half of 2004 was R$796 million, and considering the non-recurring itens was flat when compared to the first half of 2003. EBITDA margin in the first six months of 2004 was 21.5 percent.

Vésper impact on EBITDA

Vésper has continued to have a negative impact on EBITDA. In the second quarter of 2004, Vésper had a negative EBITDA of R$36 million. Year-to-date EBITDA loss has been R$59 million. Vésper has accelerated its sale process by aggressively pricing handsets to stimulate sales.

EBIT

EBIT was R$58 million in the second quarter of 2004 compared to R$104 million in the corresponding 2003 quarter and R$155 million in the first quarter of 2004. The decline in EBIT results from the decline in revenues, increase in interconnection costs and the non-recurring items mentioned above.

Year-to-date EBIT was R$213 million compared to R$203 million in the first six months of 2003. This improvement results from reduced interconnection costs and a lower allowance for doubtful accounts.

Net Income

Exhibit 16				% Var	% Var
R$ million	2Q03	1Q04	2Q04	YoY	QoQ	1H03	1H04	% Var

Net income/(loss)	128,4	4,6	(64,2)	nm	nm	139,0	(59,6)	nm
End of period shares outstanding (1000)	332.629.361	332.847.011	331.974.095	-0,2%	-0,3%	332.629.361	331.974.095	-0,2%
Earnings/(losses) per 1000 shares (R$)	0,39	0,01	(0,19)	nm	nm	0,42	(0,18)	nm

Embratel registered a net loss of R$64 million in the second quarter of 2004 due to declining revenues, higher interconnection costs, non-recurring retention expenses and higher financial expenses due to a 6.8 percent devaluation of the currency. Attenuating the loss were a non-recurring interest income credit of approximately R$20 million recorded as financial income on the FUST funds not due but retained by Anatel (see above) and an extraordinary non-operating income of R$106 million related to a recovery of ILL tax inflationary purges and the interest related to those amounts. On May 2004, the Judge of the 26th Federal Court determined the final closure of the process and as a result, Embratel was able to record the credit of the above mentioned amount (see financial statements for further details on this matter).

Non-Recurring Items	Value	Impact on	Cash or	Line Item
	R$ Million	Net Income3	Non-Cash

Financial Income - Recovery of FUST1 Taxes	20	Increase	Tax Credit	Financial Income
Recovery of Tax on Net Income (ILL2)	106	Increase	Tax Credit	Other Non-Operating Income

Net Impact - Non-Operating Items	126	Increase

Net Impact - Operating & Non-Operating Items	138	Increase

1 FUST - Fund for Universalization of Telecommunication Services.
2 ILL - Refers to recognition of a tax credit related to the federal government's imposition from 1989 to 1992 of a tax on certain profits that had not been distributed.
3 Before taxes.

In the first six months of 2004 Embratel registered a loss of R$60 million compared to profits of R$139 million in the same period of the previous year.

Financial Position

Cash position on June 30, 2004 was R$969 million. During the quarter cash was used for debt payment and retention disbursements. Embratel ended the quarter with a total outstanding debt of R$4.1 billion. Although debt repayment, net of new debt (all related to the refinancing agreement) was of approximately R$134 million, the impact of the 6.8 percent devaluation of the Real relative to the US dollar increased the debt level expressed in Reais. Net debt rose to R$3.2 billion increasing due to the uses of cash mentioned above. Short-term debt (accrued interest, short-term debt and current maturity long-term debt in the next 12 months) was R$1.3 billion. Approximately 80.2 percent of short-term debt is either hedged or in Reais (Exhibit 19).

Exhibit 19	Mar 31, 2004				Jun 30, 2004

Embratel Participações SA	Amounts in		Average Cost	Maturity	Amounts in		Average Cost	Maturity
	R$ million	%	of Debt		R$ million	%	of Debt

Hedged and reais short term debt	1.156,9	98,4%	92,25% CDI	up to 1,0 year	1.014,7	80,2%	101,51% CDI	up to 1,0 year
Unhedged short term debt	18,3	1,6%	US$ + 6,73%	up to 1,0 year	250,8	19,8%	US$ + 4,57%	up to 1,0 year
Total short term debt	1.175,2	28,5%			1.265,5	30,7%

Hedged and reais long term debt	1.262,8	42,8%	98,42% CDI	up to 4,8 years	1.102,9	38,6%	97,34% CDI	up to 4,5 years
Unhedged long term debt	1.687,8	57,2%	US$ + 8,49%	up to 9,2 years	1.753,1	61,4%	US$ + 8,39%	up to 8,9 years
Total long term debt	2.950,6	71,5%			2.856,0	69,3%

Hedged and reais total debt	2.419,7	58,6%	95,51% CDI	up to 4,8 years	2.117,6	51,4%	99,30% CDI	up to 4,5 years
Unhedged total debt	1.706,2	41,4%	US$ + 8,60%	up to 9,2 years	2.003,9	48,6%	US$ + 7,91%	up to 8,9 years
Total debt	4.125,9	100,0%	US$ + 5,19%	up to 9,2 years	4.121,5	100,0%	US$ + 4,77%	up to 8,9 years

In the second quarter of 2004, Embratel rolled over the remaining loan maturities which were part of the Financing Agreement signed in March of 2003.

Receivables

Embratel ended the second quarter of 2004 with a net receivable balance of R$1.7 billion, flat relative to the prior 2004 quarter.

Exhibit 20	Gross Receivables
Embratel Participações SA
R$ million	Mar 31, 2004	Jun 30, 2004

Account Receivables
Voice Services (Gross)	2.945,4	2.987,9
Data, Telco and Other Services	596,3	630,8
Foreign Administrations	164,0	170,0
Gross Receivables	3.705,6	3.788,7
Allowance for Doubtful Accounts (Balance)	(2.011,3)	(2.097,3)
Net Receivables	1.694,3	1.691,4

Exhibit 21	Net Account Receivables
Embratel Participações SA
R$ million	Mar 31, 2004	Jun 30, 2004

Voice Services (Net)	1.094,1	1.074,4
Current	85,3%	82,5%
1-60 days	12,0%	15,0%
61-120 days	2,7%	2,5%
> 120 days	0,0%	0,0%

Capex

Total capital expenditures in the quarter were R$191 million reflecting additional expenditure on Star One’s satellite under construction. The breakout of this expenditure is as follows: local infrastructure, access and services– 19.4 percent (including PPIs and Vésper); data and Internet services – 15.9 percent; network infrastructure – 3.2 percent, others – 17.6 percent and Star One –44.0 percent.

Other Information

Regulatory Agenda

During the quarter, Anatel issued regulation on line sharing unbundling. Embratel believes this is an important step towards leveling the competitive playing field and it will enable Embratel to expand its addressable local market offering broadband as well as internet and voice services.

Also during the quarter, Anatel ruled on the reduction in the number of local areas from 7,600 to under 5,400. This will enable Embratel to eliminate unprofitable short-distance long distance calls while enlarging the addressable local market. The reduction in the number of local areas will take place in September of this year.

Withholding Tax on Outbound Remittances – Status Update

Fact 1 – Embratel was assessed by the “Receita Federal” (Federal Revenue Agency) for the non-payment of income tax on remittances of payments to foreign telecom operators. The assessment amounted to R$411 million and corresponded to the period between December 1994 and October 1998.

Fact 2 - In September 2002 the “Delegacia de Julgamento” of the Federal Revenue Agency reduced the assessment to R$12.9 million.

Fact 3 – In December 2003, the “Conselho de Contribuintes” (Tax Payer Council) of the Internal Revenue unanimously negated the Federal Union’s appeal to the former judgement by the “Delegacia de Julgamento”.

Given that, on July 16, 2004 the Internal Revenue was formally notified of the decision of the “Conselho de Contribuintes”, and taking into consideration that such decision is unanimous and there is no other decision from that “Conselho de Contribuintes” with contradictory interpretation on a similar matter, there is no legal basis for further appeals on this matter. The company’s legal advisors have good reason to believe that the decision of the “Delegacia de Julgamento” reducing the assessment to R$12.9 million from the original R$411 million is final. Please see Explanatory note in the financial statements for further information.

Tariff Increases

Anatel approved tariff increases using the price adjustment formula and IGP-DI index at the end of June. The approved rates were as follows: domestic long distance – 3.2 percent increase; international long distance – 8.22 percent decline; TU-RL – 10.5 decline; TU-RIU – 3.2 percent increase. Subsequently, the Supreme Court approved the IGP- DI as the index upon which to base June 2003 tariff increases. This decision increases the base tariff rate on which 2004 increase will be applied, however actual implementation depends on the outcome of talks with the Government. Since Embratel is an authorized local service provider, its is not subject to the same local service tariff adjustment ceiling applied to local service concessionaires.

Embratel is the premier communications provider in Brazil offering a wide array of advanced communications services over its own state of the art network. It is the leading provider of data and Internet services in the country and is well positioned to be the country's only true national, local service provider for corporates. Service offerings: include telephony, advanced voice, high-speed data communication services, Internet, satellite data communications, corporate networks and local voice services for corporate clients. Embratel is uniquely positioned to be the all-distance telecommunications network of South America. The Company's network is has countrywide coverage with 28,868 km of fiber cables comprising 1,068,657 km of optic fibers.

- - x - -

Note: Except for the historical information contained herein, this news release may be deemed to include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risk and uncertainty, including financial, regulatory environment and trend projections. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. The important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, without limitation, the Company's degree of financial leverage, risks associated with debt service requirements and interest rate fluctuations, risks associated with any possible acquisitions and the integration thereof, risks of international business, including currency risk, dependence on availability of interconnection facilities, regulation risks, contingent liabilities, collection risks, and the impact of competitive services and pricing, as well as other risks referred in the Company's filings with the CVM and SEC. The Company does not undertake any obligation to release publicly any revisions to its forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

###

(Exhibits: 24 - Quarterly Income Statement, 25 – Six Month Income Statement, 26 – Quarterly Costs, 27 – Six Months Costs, 28 - Balance Sheet, 29 - Cash Flow Statement to follow)

Exhibit 24 Embratel Participações SA Consolidated Income Statement - Corporate Law R$ thousands	Quarter ending						% change

	Jun 30, 2003%		Mar 31, 2004%		Jun 30, 2004%		YoY	QoQ

Revenues
Gross revenues	2.172.030		2.499.757		2.387.426		9,9%	-4,5%
Taxes & other deductions	(506.356)		(607.107)		(580.614)		14,7%	-4,4%
Net revenues	1.665.674	100,0%	1.892.650	100,0%	1.806.812	100,0%	8,5%	-4,5%
Net voice revenues	1.150.424	69,1%	1.287.434	68,0%	1.165.725	64,5%	1,3%	-9,5%
Domestic long distance	935.867	56,2%	1.084.426	57,3%	978.024	54,1%	4,5%	-9,8%
International long distance	214.557	12,9%	203.008	10,7%	187.701	10,4%	-12,5%	-7,5%
Net data communications	438.061	26,3%	415.006	21,9%	431.948	23,9%	-1,4%	4,1%
Local services	14.579	0,9%	136.464	7,2%	154.866	8,6%	962,3%	13,5%
Other services	62.610	3,8%	53.746	2,8%	54.273	3,0%	-13,3%	1,0%

Net revenues	1.665.674	100,0%	1.892.650	100,0%	1.806.812	100,0%	8,5%	-4,5%
Cost of services	(872.454)	-52,4%	(1.003.626)	-53,0%	(1.026.486)	-56,8%	17,7%	2,3%

Interconnection & facilities	(749.337)	-45,0%	(842.829)	-44,5%	(848.056)	-46,9%	13,2%	0,6%
Personnel	(55.207)	-3,3%	(60.035)	-3,2%	(63.787)	-3,5%	15,5%	6,2%
Third-party services	(55.676)	-3,3%	(53.908)	-2,8%	(70.764)	-3,9%	27,1%	31,3%
Other	(12.234)	-0,7%	(46.854)	-2,5%	(43.879)	-2,4%	258,7%	-6,3%
Selling expenses	(191.872)	-11,5%	(216.155)	-11,4%	(214.879)	-11,9%	12,0%	-0,6%

Personnel	(59.253)	-3,6%	(63.888)	-3,4%	(67.511)	-3,7%	13,9%	5,7%
Third-party services	(45.753)	-2,7%	(55.591)	-2,9%	(55.548)	-3,1%	21,4%	-0,1%
Allowance for doubtful accounts	(84.353)	-5,1%	(93.901)	-5,0%	(90.516)	-5,0%	7,3%	-3,6%
Other	(2.513)	-0,2%	(2.775)	-0,1%	(1.304)	-0,1%	-48,1%	-53,0%
G&A expenses	(216.170)	-13,0%	(238.519)	-12,6%	(314.963)	-17,4%	45,7%	32,0%

Personnel & Employee profit sharing	(58.069)	-3,5%	(56.867)	-3,0%	(149.759)	-8,3%	157,9%	163,3%
Third-party services	(121.640)	-7,3%	(150.430)	-7,9%	(134.881)	-7,5%	10,9%	-10,3%
Taxes	(23.436)	-1,4%	(16.139)	-0,9%	(19.490)	-1,1%	-16,8%	20,8%
Other	(13.025)	-0,8%	(15.083)	-0,8%	(10.833)	-0,6%	-16,8%	-28,2%
Other operating income/(expense)	6.071	0,4%	14.031	0,7%	96.829	5,4%	1494,9%	590,1%
EBITDA	391.249	23,5%	448.381	23,7%	347.313	19,2%	-11,2%	-22,5%
Depreciation and amortization	(287.333)	-17,3%	(293.005)	-15,5%	(289.479)	-16,0%	0,7%	-1,2%
Operating income (EBIT)	103.916	6,2%	155.376	8,2%	57.834	3,2%	-44,3%	-62,8%
Financial income, monetary and exchange variation	(26.619)	-1,6%	79.816	4,2%	122.094	6,8%	nm	53,0%

Financial income	57.591	3,5%	75.583	4,0%	83.052	4,6%	44,2%	9,9%
Monetary and exchange variation (income)	(84.210)	-5,1%	4.233	0,2%	39.042	2,2%	nm	822,3%
Financial expense, monetary and exchange variation	259.505	15,6%	(201.948)	-10,7%	(322.044)	-17,8%	nm	59,5%

Financial expense	(120.475)	-7,2%	(143.811)	-7,6%	(163.564)	-9,1%	35,8%	13,7%
Monetary and exchange variation (expense)	379.980	22,8%	(58.137)	-3,1%	(158.480)	-8,8%	nm	172,6%
Other non-operating income/(expense)	(121.996)	-7,3%	(1.204)	-0,1%	(3.122)	-0,2%	-97,4%	159,3%
Extraordinary non-operating income - ILL	-	0,0%	-	0,0%	106.802	5,9%	nm	nm
Net income/(loss) before tax and minority interest	214.806	12,9%	32.040	1,7%	(38.436)	-2,1%	nm	nm

Income tax and social contribution	(76.576)	-4,6%	(19.451)	-1,0%	(18.657)	-1,0%	-75,6%	-4,1%
Minority interest	(9.852)	-0,6%	(7.981)	-0,4%	(7.102)	-0,4%	-27,9%	-11,0%
Net income/(loss)	128.378	7,7%	4.608	0,2%	(64.195)	-3,6%	nm	nm

End of period shares outstanding (1000)	332.629.361		332.847.011		331.974.095
Earnings/(losses) per 1000 shares (R$)	0,39		0,01		(0,19)

Exhibit 25 Embratel Participações SA Consolidated Income Statement Corporate Law R$ thousands	Six months ending				% change

	Jun 30, 2003%		Jun 30, 2004%		YoY

Revenues
Gross revenues	4.353.721		4.887.183		12,3%
Taxes & other deductions	(979.305)		(1.187.721)		21,3%
Net revenues	3.374.416	100,0%	3.699.462	100,0%	9,6%
Net voice revenues	2.331.366	69,1%	2.453.159	66,3%	5,2%
Domestic long distance	1.890.551	56,0%	2.062.450	55,7%	9,1%
International long distance	440.815	13,1%	390.709	10,6%	- 11,4%
Net data communications	893.267	26,5%	846.954	22,9%	- 5,2%
Local services	24.471	0,7%	291.330	7,9%	1090,5%
Other services	125.312	3,7%	108.019	2,9%	- 13,8%

Net revenues	3.374.416	100,0%	3.699.462	100,0%	9,6%
Cost of services	(1.783.743)	- 52,9%	(2.030.112)	- 54,9%	13,8%

Interconnection & facilities	(1.538.239)	- 45,6%	(1.690.885)	- 45,7%	9,9%
Personnel	(104.750)	- 3,1%	(123.822)	- 3,3%	18,2%
Thirdparty services	(114.144)	- 3,4%	(124.672)	- 3,4%	9,2%
Other	(26.610)	- 0,8%	(90.733)	- 2,5%	241,0%
Selling expenses	(398.070)	- 11,8%	(431.034)	- 11,7%	8,3%

Personnel	(116.134)	- 3,4%	(131.399)	- 3,6%	13,1%
Thirdparty services	(86.587)	- 2,6%	(111.139)	- 3,0%	28,4%
Allowance for doubtful accounts	(190.506)	- 5,6%	(184.417)	- 5,0%	- 3,2%
Other	(4.843)	- 0,1%	(4.079)	- 0,1%	- 15,8%
G&A expenses	(420.396)	- 12,5%	(553.482)	- 15,0%	31,7%

Personnel & Employee profit sharing	(102.488)	- 3,0%	(206.626)	- 5,6%	101,6%
Thirdparty services	(250.905)	- 7,4%	(285.311)	- 7,7%	13,7%
Taxes	(41.696)	- 1,2%	(35.629)	- 1,0%	- 14,6%
Other	(25.307)	- 0,7%	(25.916)	- 0,7%	2,4%
Other operating income/(expense)	9.642	0,3%	110.860	3,0%	1049,8%
EBITDA	781.849	23,2%	795.694	21,5%	1,8%
Depreciation and amortization	(578.923)	- 17,2%	(582.484)	- 15,7%	0,6%
Operating income (EBIT)	202.926	6,0%	213.210	5,8%	5,1%
Financial income, monetary and exchange variation	20.891	0,6%	201.910	5,5%	866,5%

Financial income	109.322	3,2%	158.635	4,3%	45,1%
Monetary and exchange variation (income)	(88.431)	- 2,6%	43.275	1,2%	nm
Financial expense, monetary and exchange variation	182.225	5,4%	(523.992)	- 14,2%	nm

Financial expense	(235.619)	- 7,0%	(307.375)	- 8,3%	30,5%
Monetary and exchange variation (expense)	417.844	12,4%	(216.617)	- 5,9%	nm
Other nonoperating income/(expense)	(161.473)	- 4,8%	(4.326)	- 0,1%	- 97,3%
Extraordinary nonoperating income ILL	-	0,0%	106.802	2,9%	nm
Net income/(loss) before tax and minority interest	244.569	7,2%	(6.396)	- 0,2%	nm

Income tax and social contribution	(88.682)	- 2,6%	(38.108)	- 1,0%	- 57,0%
Minority interest	(16.841)	- 0,5%	(15.083)	- 0,4%	- 10,4%
Net income/(loss)	139.046	4,1%	(59.587)	- 1,6%	nm

End of period shares outstanding (1000)	332.629.361		331.974.095
Earnings/(losses) per 1000 shares (R$)	0,42		(0,18)

Exhibit 26 Embratel Participações SA Consolidated Income Statement - Corporate Law R$ thousands	Quarter ending						% change

	Jun 30, 2003%		Mar 31, 2004%		Jun 30, 2004%		YoY	QoQ

Revenues
Gross revenues	2.172.030		2.499.757		2.387.426		9,9%	-4,5%
Taxes & other deductions	(506.356)		(607.107)		(580.614)		14,7%	-4,4%
Net revenues	1.665.674	100,0%	1.892.650	100,0%	1.806.812	100,0%	8,5%	-4,5%

Interconnection & facilities	(749.337)	-45,0%	(842.829)	-44,5%	(848.056)	-46,9%	13,2%	0,6%
Personnel & Employee profit sharing	(172.529)	-10,4%	(180.790)	-9,6%	(281.057)	-15,6%	62,9%	55,5%
Third-party services	(223.069)	-13,4%	(259.929)	-13,7%	(261.193)	-14,5%	17,1%	0,5%
Allowance for doubtful accounts	(84.353)	-5,1%	(93.901)	-5,0%	(90.516)	-5,0%	7,3%	-3,6%
Taxes	(23.436)	-1,4%	(16.139)	-0,9%	(19.490)	-1,1%	-16,8%	20,8%
Other	(27.772)	-1,7%	(64.712)	-3,4%	(56.016)	-3,1%	101,7%	-13,4%
Total Operating Costs / Expenses	(1.280.496)	-76,9%	(1.458.300)	-77,1%	(1.556.328)	-86,1%	21,5%	6,7%
Other operating income/(expense)	6.071	0,4%	14.031	0,7%	96.829	5,4%	1494,9%	590,1%
EBITDA	391.249	23,5%	448.381	23,7%	347.313	19,2%	-11,2%	-22,5%
Net income/(loss)	128.378	7,7%	4.608	0,2%	(64.195)	-3,6%	nm	nm

End of period shares outstanding (1000)	332.629.361		332.847.011		331.974.095
Earnings/(losses) per 1000 shares (R$)	0,39		0,01		(0,19)

Exhibit 27 Embratel Participações SA Consolidated Income Statement Corporate Law R$ thousands	Six months ending				% change

	Jun 30, 2003%		Jun 30, 2004%		YoY

Revenues
Gross revenues	4.353.721		4.887.183		12,3%
Taxes & other deductions	(979.305)		(1.187.721)		21,3%
Net revenues	3.374.416	100,0%	3.699.462	100,0%	9,6%

Interconnection & facilities	(1.538.239)	-45,6%	(1.690.885)	-45,7%	9,9%
Personnel & Employee profit sharing	(323.372)	-9,6%	(461.847)	-12,5%	42,8%
Third-party services	(451.636)	-13,4%	(521.122)	-14,1%	15,4%
Allowance for doubtful accounts	(190.506)	-5,6%	(184.417)	-5,0%	-3,2%
Taxes	(41.696)	-1,2%	(35.629)	-1,0%	-14,6%
Other	(56.760)	-1,7%	(120.728)	-3,3%	112,7%
Total Operating Costs / Expenses	(2.602.209)	-77,1%	(3.014.628)	-81,5%	15,8%
Other operating income/(expense)	9.642	0,3%	110.860	3,0%	1049,8%
EBITDA	781.849	23,2%	795.694	21,5%	1,8%
Net income/(loss)	139.046	4,1%	(59.587)	-1,6%	nm

End of period shares outstanding (1000)	332.629.361		331.974.095
Earnings/(losses) per 1000 shares (R$)	0,42		(0,18)

Exhibit 28
Embratel Participações SA
Consolidated Balance Sheet - Corporate Law
R$ thousands	Jun 30, 2003	Mar 31, 2004	Jun 30, 2004

Assets
Cash and cash equivalents	662.448	1.076.085	968.820
Account receivables, net	1.413.059	1.694.333	1.691.438
Deferred and recoverable taxes (current)	499.571	539.614	888.799
Other current assets	334.768	337.684	287.514
Current Assets	2.909.846	3.647.716	3.836.571
Deferred and recoverable taxes	1.153.229	1.083.910	919.273
Legal deposits	321.464	405.586	407.846
Other non-current assets	38.356	45.706	42.276
Noncurrent Assets	1.513.049	1.535.202	1.369.395
Investments	80.215	40.958	43.601
Net property, plant & equipment	7.368.815	7.033.815	6.930.185
Deferred fixed assets	-	102.382	99.468
Permanent Assets	7.449.030	7.177.155	7.073.254
Total Assets	11.871.925	12.360.073	12.279.220

Liabilities and Shareholders`s Equity
Short term debt and current portion of long term debt	1.761.565	1.175.247	1.265.505
Accounts payable and accrued expenses	1.429.276	1.783.108	1.689.567
Taxes and contributions (current)	278.281	396.905	445.034
Dividends and interest on capital payable	19.645	11.691	12.336
Proposed dividends and interest on capital	-	698	-
Personnel, charges and social benefits	111.460	89.362	104.991
Employee profit sharing provision	50.744	38.380	51.188
Provision for contingencies	50.250	77.718	86.272
Actuarial liabilities - Telos (current)	67.315	66.521	65.469
Subsidiaries and associated companies	8.399	4.656	4.731
Other current liabilities	129.516	148.142	153.734
Current Liabilities	3.906.451	3.792.428	3.878.827
Long term debt	2.354.428	2.950.635	2.855.999
Actuarial liabilities - Telos	314.375	317.220	321.053
Taxes and contributions	53.026	51.996	51.934
Other non-current liabilities	22.404	10.092	5.531
Non-current Liabilities	2.744.233	3.329.943	3.234.517
Deferred Income	117.426	132.994	131.368
Minority interest position	241.008	230.366	232.082
Paid-in capital	2.273.913	2.273.913	2.273.913
Income reserves	1.912.113	2.620.022	2.620.022
Treasury stock	(41.635)	(21.746)	(27.415)
Retained earnings	718.416	2.153	(64.094)
Shareholders' Equity	4.862.807	4.874.342	4.802.426
Total Liabilities and Shareholders' Equity	11.871.925	12.360.073	12.279.220

Total borrowed funds	4.115.993	4.125.882	4.121.504
Net debt	3.453.545	3.049.797	3.152.684
Net debt / Shareholder`s Equity	0,71	0,63	0,66

Total Debt / Trailing Ebitda (last 4 quarters)	2,6	2,2	2,3
Net Debt / Trailing Ebitda (last 4 quarters)	2,2	1,6	1,7
Trailing Ebitda / Financial expense (Does not include monetary and exchange variation)	3,0	3,3	3,0
Trailing Ebitda / Net financial expense (including monetary and exchange variation)	2,3	6,5	2,5

Exhibit 29
Embratel Participações SA
Consolidated Statement of Cash Flow - Corporate Law
R$ thousands	1Q04	2Q04	1H03	1H04

Cash provided by operating activities
Net income/(loss) - cash flow	4.608	(64.195)	139.046	(59.587)
Depreciation/Amortization	293.005	289.479	578.923	582.484
Exchange and Monetary (Gains)/Losses	27.768	184.180	(781.731)	211.948
Swap Hedge Effects	20.183	(38.254)	353.801	(18.071)
Minority Interest - cash flow	7.981	7.102	16.841	15.083
Loss/(Gain) on permanent asset disposal	10.536	15.240	41.861	25.776
Goodwill write-off	-	-	101.489	-
Other operating activities	(8.107)	(6.612)	(13.224)	(14.719)
Changes in current and noncurrent assets and liabilities	(113.779)	(163.919)	(186.028)	(277.698)
Net cash provided by operating activities	242.195	223.021	250.978	465.216

Cash flow form investing activities
Additions to investments/Goodwill	(807)	-	32	(807)
Additions to property, plant and equipment	(133.788)	(190.747)	(141.340)	(324.535)
Deferred fixed assets - cash flow	(100.365)	-	-	(100.365)
Net cash used in investing activities	(234.960)	(190.747)	(141.308)	(425.707)

Cash flow from financing activities
Loans obtained and repaid	(495.744)	(121.405)	(495.579)	(617.149)
Swap Hedge Settlement	(47.725)	(9.617)	209.589	(57.342)
Dividends Paid	(101.854)	(54)	(14.321)	(101.908)
Other financing activities	(5.323)	(8.463)	(33.902)	(13.786)
Net cash used in financing activities	(650.646)	(139.539)	(334.213)	(790.185)

Increase in cash and cash equivalents	(643.411)	(107.265)	(224.543)	(750.676)
Cash and cash equivalents at beginning of period	1.719.496	1.076.085	886.991	1.719.496

Cash and cash equivalents at end of period	1.076.085	968.820	662.448	968.820

-----//-----

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2004

Embratel Participações S.A.

By:	/S/ Daniel Eldon Crawford
Daniel Eldon Crawford Title: Vice President & President of the Board of Directors

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.